UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)
(Amendment No. 1)*

WSP Holdings Limited

(Name of Issuer)

Ordinary Shares, Par Value $0.0001 Per Share

American Depositary Shares, evidenced by American Depositary Receipts each representing two Ordinary Shares

(Title of Class of Securities)

G98108 106

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

CUSIP No. G98108 106		SCHEDULE 13D

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person OCM Asia Principal Opportunities Fund, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

CUSIP No. G98108 106		SCHEDULE 13D

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person OCM Asia Principal Opportunities Fund GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

* Solely in its capacity as the general partner of OCM Asia Principal Opportunities Fund, L.P.

CUSIP No. G98108 106		SCHEDULE 13D

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person OCM Asia Principal Opportunities Fund GP Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person CO

* Solely in its capacity as the general partner of OCM Asia Principal Opportunities Fund GP, L.P.

CUSIP No. G98108 106		SCHEDULE 13D

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Oaktree Fund GP I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

* Solely in its capacity as the sole member of OCM Asia Principal Opportunities Fund GP Ltd.

CUSIP No. G98108 106		SCHEDULE 13D

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. G98108 106		SCHEDULE 13D

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person OCM Holdings I, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. G98108 106		SCHEDULE 13D

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Oaktree Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC

CUSIP No. G98108 106		SCHEDULE 13D

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC

CUSIP No. G98108 106		SCHEDULE 13D

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

* Solely in its capacity as the manager of Oaktree Capital Group, LLC

This statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2008 (the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Due to the sale of the Ordinary Shares reported herein, this Amendment constitutes an exit filing for the Reporting Persons whose beneficial ownership has dropped below the 5.0% Schedule 13D reporting threshold.

ITEM 1.           SECURITY AND ISSUER

This Statement relates to the ordinary shares, par value $ 0.0001 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (the “ADSs”), of WSP Holdings Limited, a holding company incorporated in the Cayman Islands (the “Issuer”).

The address of the principal executive office of the Issuer is No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China.

ITEM 2.           IDENTITY AND BACKGROUND.

Item 2 of the Statement is hereby amended by deleting the existing Item 2 in its entirety and replacing it as follows:

(a)-(c) & (f)

This Statement is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by:

(1)           OCM Asia Principal Opportunities Fund, L.P., a Cayman Islands exempted limited partnership (the “Oaktree Fund”), whose principal business is to invest in companies in Asia and the Pacific region;

(2)           OCM Asia Principal Opportunities Fund GP, L.P., a Cayman Islands exempted limited partnership (the “Fund GP”), whose principal business is to serve as, and perform the functions of, the general partner of the Oaktree Fund;

(3)           OCM Asia Principal Opportunities Fund GP Ltd., a Cayman Islands exempted company (“Cayman Ltd.”), whose principal business is to serve as, and perform the functions of, the general partner of the Fund GP;

(4)           Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

(5)           Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I;

(6)           OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I;

(7)           Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I;

(8)           Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; and

(9)          Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and together with Oaktree Fund, the Fund GP, Cayman Ltd., GP I, Capital I, Holdings I, Holdings and OCG, collectively, the “Reporting Persons”, and each individually, a “Reporting Person”), whose principal business is to serve as, and perform the functions of, the manager of OCG and the general partner of Oaktree Capital Group Holdings, L.P.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d) and (e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons, except as set forth in Annex A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended by deleting the existing Item 5 in its entirety and replacing it as follows:

(a) and (b)

The information contained on the cover pages of this Amendment is incorporated herein by reference.

On the date of this Amendment, none of the Reporting Persons beneficially own any Ordinary Shares of the Issuer.

(c)

On April 16, 2015, the Oaktree Fund sold 1,408,800 Ordinary Shares at a price of $0.004 per share in a brokered transaction.

(d) Not applicable.

(e)  As of April 16, 2015, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Ordinary Shares.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1-      A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 24, 2015

OCM ASIA PRINCIPAL OPPORTUNITIES FUND, L.P.

By:	OCM Asia Principal Opportunities Fund GP, L.P.
Its: General Partner

By:	OCM Asia Principal Opportunities Fund GP Ltd.
Its: General Partner

By:	Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Brian Beck
	Name:	Brian Beck
	Title:	Managing Director

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Vice President, Legal

OCM ASIA PRINCIPAL OPPORTUNITIES FUND GP, L.P.

By:	OCM Asia Principal Opportunities Fund GP Ltd.
Its: General Partner

By:	Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Brian Beck
	Name:	Brian Beck
	Title:	Managing Director

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Vice President, Legal

OCM ASIA PRINCIPAL OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Brian Beck
	Name:	Brian Beck
	Title:	Managing Director

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Vice President, Legal

OAKTREE FUND GP I, L.P.

By:	/s/ Brian Beck
	Name:	Brian Beck
	Title:	Managing Director

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Vice President, Legal

OAKTREE CAPITAL I, L.P.

By:	/s/ Brian Beck
	Name:	Brian Beck
	Title:	Managing Director

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Vice President, Legal

OCM HOLDINGS I, LLC

By:	/s/ Brian Beck
	Name:	Brian Beck
	Title:	Managing Director

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Vice President, Legal

OAKTREE HOLDINGS, LLC

By:	/s/ Brian Beck
	Name:	Brian Beck
	Title:	Managing Director

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Vice President, Legal

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Brian Beck
	Name:	Brian Beck
	Title:	Managing Director

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Vice President, Legal

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Brian Beck
	Name:	Brian Beck
	Title:	Managing Director

By:	/s/ Jamie Toothman
	Name:	Jamie Toothman
	Title:	Vice President, Legal

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee.  The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

Todd E. Molz

General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Group, LLC and General Counsel, Chief Administrative Officer and Managing Director of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

B. James Ford	Managing Director of Oaktree Capital Management, L.P.

Scott L. Graves	Managing Director of Oaktree Capital Management, L.P.

Caleb S. Kramer	Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

OCM Asia Principal Opportunities Fund GP Ltd.

Oaktree Fund GP I, L.P. is the sole shareholder of OCM Asia Principal Opportunities Fund GP Ltd., which is a Cayman Islands exempted company.

OCM Asia Principal Opportunities Fund GP, L.P.

OCM Asia Principal Opportunities Fund GP Ltd. is the general partner of OCM Asia Principal Opportunities Fund GP, L.P. There are no executive officers or directors appointed at OCM Asia Principal Opportunities Fund GP, L.P.

OCM Asia Principal Opportunities Fund, L.P.

OCM Asia Principal Opportunities Fund GP, L.P. is the general partner of OCM Asia Principal Opportunities Fund, L.P. There are no executive officers or directors appointed at OCM Asia Principal Opportunities Fund, L.P.